THERMAGE, INC.

25881 INDUSTRIAL BOULEVARD

HAYWARD, CA 94545

November 6, 2006

Via EDGAR Transmission and Facsimile

U.S. Securities and Exchange Commission

100 F Street, N.W.

Mail Stop 6010

Washington, DC 20549

Attn: Don Hunt

Re:	Thermage, Inc. (File No. 333-136501)

Dear Mr. Hunt:

On behalf of Thermage, Inc. (the “Company”), we hereby respectfully request that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the Company’s Registration Statement on Form S-1 effective on November 8, 2006 at 4:00 p.m. E.S.T. or as soon thereafter as practicable, or at such later time as the Company may request by telephone to the Commission. The Company hereby authorizes David J. Saul or Evan Y. Ng of Wilson Sonsini Goodrich & Rosati, P.C., counsel to the Company, to make such request on our behalf.

In connection with the above-captioned Registration Statement, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding this filing to David J. Saul at (650) 320-4872.

Sincerely,

/s/ Stephen J. Fanning
Stephen J. Fanning
President and Chief Executive Officer

cc:	David J. Saul, Wilson Sonsini Goodrich & Rosati, P.C.
Evan Y. Ng, Wilson Sonsini Goodrich & Rosati, P.C.
Lora D. Blum, Heller Ehrman LLP